

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03006070

NO ACT
P.E 12.13.02
1-07564

January 23, 2003

Mia Israeli
Assistant General Counsel
Dow Jones & Company, Inc.
200 Liberty Street
New York, NY 10281

Act 1934
Section
Rule 14A-8
Public Availability 1-23-2003

Re: Dow Jones & Company, Inc.
Incoming letter dated December 13, 2002

Dear Ms. Israeli:

This is in response to your letters dated December 13, 2002 and January 23, 2003 concerning a shareholder proposal submitted to Dow Jones by Virgil Hollender. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Evelyn Y. Davis
Editor
Highlights and Lowlights
Watergate Office Building
2600 Virginia Ave. N.W. Suite 215
Washington, DC 20037

DOW JONES

Mia Israeli
Assistant General Counsel
Dow Jones & Company, Inc.
200 Liberty Street
New York, NY 10281
Email: mia.israeli@dowjones.com

December 13, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Virgil Hollender*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Dow Jones & Company, Inc. ("Dow Jones"), intends to omit from its proxy statement and form of proxy for Dow Jones's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Proposal") received from Virgil Hollender (the "Proponent"). The Proposal relates to declassifying the Dow Jones Board of Directors so that all directors would be elected annually for a term of one year. A copy of the Proposal in its original form is attached hereto as Attachment 1.

We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be excluded from Dow Jones's 2003 Proxy Materials on the basis set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of Dow Jones's intention to omit the Proposal from the 2003 Proxy Materials. Dow Jones intends to mail its definitive 2003 Proxy Materials no earlier than March 15, 2000. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Dow Jones files its definitive materials and form of proxy with the Securities and Exchange Commission.

We believe that the Proposal may properly be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(11), because the Proposal "duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." Dow Jones received in June 2002 a stockholder proposal from

DOW JONES

Ms. Evelyn Y. Davis that reads, in relevant part, as follows: "RESOLVED: "That the shareholders of Dow Jones recommend that the Board of Directors take the necessary steps to reinstate the election of directors ANNUALLY, instead of the stagger system which was recently adopted." Dow Jones intends to include Ms. Davis' proposal in its 2003 Proxy Materials. As such, the Proposal is excludable under Rule 14a-8(i)(11) because the Proposal addresses the same subject matter as Ms. Davis' proposal, namely the declassification of the Board and annual elections of Board members.

* * *

I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 416-3317, if I can be of any further assistance in this matter.

Sincerely,



Attachment

ATTACHMENT 1

Nov. 14, 2002

Peter G. Skinner
General Counsel and Secretary
Dow Jones & Company
200 Liberty Street
New York, NY 10281

Dear Peter:

As a shareholder of Dow Jones, I would like to submit the enclosed shareholder proposal for inclusion in next year's proxy statement.

Yours truly,



Virgil Hollender

Shareholder Proposal

RESOLVED: That shareholders request that the Board of Directors take the steps that may be necessary, in compliance with state law, and without affecting the unexpired terms of previously elected directors, to propose and support declassification of the Board of Directors through an amendment to the certificate of incorporation so that all directors would be elected annually for a term of one year.

Statement of Support

The election of directors is the primary means by which stockholders may influence corporate policies and hold management accountable for the implementation of those policies. However, that avenue of influence is currently limited at Dow Jones & Co. by the fact that our Board of Directors is divided into three classes of directors who serve for staggered three-year terms.

This means that individual directors face an election only once every three years. As a result, shareholders are deprived of the opportunity to hold two-thirds of the directors accountable for their conduct at the Company's annual meeting.

In 1997, the Board recognized the vital role that it performs when it adopted the Dow Jones & Co. Principles of Corporate Governance. These principles declare that "the Board plays the central role in the company's governance; it is the company's decision-making authority on all matters except those reserved to the shareholders."

A declassified board would provide shareholders with an annual opportunity to evaluate the performance of the Board as a whole, and of each individual director, and to express an opinion concerning that performance. This change ought to make the directors more sensitive and accountable to the stockholders.

One indicator that more accountability would be desirable is the performance of the Company, as measured by the price of its stock. Over the past two years, the stock has fallen from a high of $77 in 2000 to a price that is currently in the mid-thirties.

The Investor Responsibility Research Center has reported that thirty-two proposals for the repeal of classified boards won a majority of the votes that stockholders cast during the 2002 proxy season. On average, the Center found that the proposals for declassification within its research universe won 62 percent of the votes cast. And at Airborne, the declassification proposal won more than 83 percent of the votes cast, a percentage that would be sufficient to amend the Dow Jones & Co. Certificate of Incorporation and return the Company to the annual election of directors.

I believe that repeal of the current classified board structure would be in the best interests of the Company and its shareholders. I hope you will agree that corporate governance is likely to be improved if the directors are required to manage the business and affairs of the Company with the knowledge that they must stand for re-election, and permit their performance to be evaluated, at each annual meeting.

TOTAL P.02

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

CERTIFIED RETURN
RECEIPT REQUESTED

June 25,2002

(202) 737-7755 OR
(202) 338-8989

Peter Skinner, CEO
DOW JONES
Princeton,N.J.

and 30 Class B shares

Dear Peter:

This is a formal notice to the management of DOW JONES that Mrs. Evelyn Y. Davis, who is the owner of 100 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2003. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of Dow Jones recommend that the Board of Directors take the necessary steps to reinstate the election of directors ANNUALLY, instead of the stagger system which was recently adopted."

REASONS: "Until recently, directors of Dow Jones were elected annually by all shareholders."

"The great majority of New York Stock Exchange listed corporations elect all their directors each year."

"This insures that ALL directors will be more accountable to ALL shareholders each year and to a certain extent prevents the self-perpetuation of the Board."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,



Mrs. Evelyn Y. Davis

P.S. Peter:Please acknowledge

CC: SEC in D.C.

DOWJONES

Dow Jones & Company

Fax

To:	GRACE LEE	Fax:	202-942-9525
From:	MIA ISRAELI	Date:	1/23/03
Re:		Pages:	2
CC:			

__ Urgent __ For Review __ Please Comment __ Please Reply __ Please Recycle

Notes:

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dow Jones & Company, Inc.
Incoming letter dated December 13, 2002

The proposal requests that the board take the necessary steps to declassify the board of directors so that all directors would be elected annually for a term of one year.

There appears to be some basis for your view that Dow Jones may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of the previously received proposal that you reference in your letter and will include in Dow Jones's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Dow Jones omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor